                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1933

                 FOR THE TRANSITION PERIOD FROM       TO
                                                -----    ------

                              ---------------------

                                 COMMISSION FILE
                                 NO. 333 - 94451

                              ---------------------

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                              ---------------------

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             POLARIS INDUSTRIES INC.
                                 2100 HIGHWAY 55
                             MEDINA, MINNESOTA 55340

                              --------------------

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000




                                TABLE OF CONTENTS

Report of Independent Auditors for year ended December 31, 2001.............1

Report of Independent Auditors for year ended December 31, 2000.............2

Audited Financial Statements

     Statements of Net Assets Available for Benefits........................3
     Statements of Changes in Net Assets Available for Benefits.............4
     Notes to Financial Statements..........................................5

Supplemental Schedule

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........9


Exhibit 23--Consent of Independent Auditors...............................E-1


                                        i
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                         Report of Independent Auditors

The Plan Administrator
Polaris 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP
June 3, 2002

THE FOLLOWING IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED FOR THE YEAR ENDED DECEMBER 31, 2000; THIS REPORT HAS NOT BEEN REISSUED.




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of

Polaris 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Minneapolis, Minnesota,

May 11, 2001

                     Polaris 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                   DECEMBER 31
                                             2001                  2000
                                        -----------------------------------
ASSETS
Investments, at fair value              $108,881,509           $103,264,077
Accrued income receivable                         53                  3,363
                                        -----------------------------------
Total assets                             108,881,562            103,267,440

LIABILITIES
Investment transactions pending               (6,349)               (40,690)
                                        -----------------------------------
Net assets available for benefits       $108,875,213           $103,226,750
                                        ===================================

See accompanying notes.

                     Polaris 401(k) Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                        YEAR ENDED DECEMBER 31
                                                                      2001                  2000
                                                                  ----------------------------------

Net assets available for benefits, beginning of year              $103,226,750           $92,269,639

Increases during the year:
   Contributions:
     Employer                                                        5,405,806             5,284,560
     Employee                                                        7,965,050             7,801,311
     Rollover                                                          616,364             1,114,182
                                                                  ----------------------------------
   Total contributions                                              13,987,220            14,200,053

   Investment income (loss):
     Interest and dividend income                                    3,186,736             7,953,846
     Net realized and unrealized gain (loss) in
       fair value of investments:
       Polaris Industries common stock                                 354,231               151,801
       Registered investment companies                              (6,263,296)           (5,279,531)
                                                                  ----------------------------------
   Total investment (loss) income                                   (2,722,329)            2,826,116

Distributions to participants                                       (5,588,689)           (6,040,454)
Administrative expenses                                                (27,739)              (28,604)
                                                                  ----------------------------------
Total deductions                                                    (5,616,428)           (6,069,058)
                                                                  ----------------------------------

Net increase                                                         5,648,463            10,957,111
                                                                  ----------------------------------
Net assets available for benefits, end of year                    $108,875,213          $103,226,750
                                                                  ==================================

See accompanying notes.

                     Polaris 401(k) Retirement Savings Plan

                         Notes to Financial Statements

                           December 31, 2001 and 2000


1. DESCRIPTION OF THE PLAN

The following description of Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Plan's sponsor, Polaris Industries Inc. (the Company). Effective January 1, 1999, employees from Polaris Sales, Inc. are also included in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN OPERATIONS

Certain administrative costs totaling $10,000 and $143,428 for the plan years ended December 31, 2001 and 2000, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record keeping fees, investment management fees, and legal fees for 2000 and trustee fees only for 2001.

PLAN ADMINISTRATION

The Plan's trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the board of directors of the Company.

CONTRIBUTIONS/PARTICIPANT ACCOUNTS

Participants may elect to make contributions (limited to a maximum of 15% of the participant's compensation, as defined in the Plan) to their account balances.

                     Polaris 401(k) Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Company will make a fully-vested matching contribution to each participant's account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements which otherwise would apply to 401(k) contributions made to the Plan.

Plan earnings, as defined, are allocated pro rata based on participants' account balances.

VESTING

Participants are immediately vested in their pretax and employer contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within 5 years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 6.75% to 11.50% as of December 31, 2001 and ranged from 9.75% to 11.50% as of December 31, 2000.

DISTRIBUTIONS TO PARTICIPANTS

Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.

PLAN AMENDMENT AND TERMINATION

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

                     Polaris 401(k) Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments of the Plan are stated at fair value. Shares of registered investment companies and Polaris Industries Inc. common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain 2000 amounts were reclassified to conform to the 2001 presentation.

3. INVESTMENTS

The investment options of the Plan at December 31, 2001 and 2000 consist of deposits with 14 funds managed by the Trustee, four externally managed funds, and the Polaris Stock Fund. Participants elect to have their account balances invested in one or more of the following funds and may change the fund investment mix daily via a voice response system or the Internet.

                     Polaris 401(k) Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The following presents investments that represent 5% or more of the Plan's net assets as of December 31:

                                                2001              2000
                                          ------------------------------------
   Neuberger Berman Genesis Trust            $16,419,165        $13,718,272
   Fidelity Puritan Fund                      11,416,880         10,981,224
   Fidelity Dividend Growth Fund              21,941,246         22,169,138
   Fidelity Managed Income Portfolio          18,525,629         14,897,461
   Spartan U.S. Equity Fund                   25,334,089         29,297,686

4. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated October 27, 1999, stating that the Plan is qualified under Section 401(a) of the IRS Code (the Code) and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTY IN INTEREST TRANSACTIONS

The Plan invests in Fidelity funds and Polaris Industries Inc. stock. These transactions qualify as exempt party in interest transactions.

                              SUPPLEMENTAL SCHEDULE

                     Polaris 401(k) Retirement Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                    Employer Identification Number 41-1797637
                                Plan Number: 001

                                December 31, 2001

                         Description                       CURRENT VALUE
                         -----------
------------------------------------------------------------------------
Interest Bearing Cash                                       $     40,072
Pimco Total Return Fund                                          821,873
Franklin Small Cap Growth Fund                                   683,089
Neuberger Berman Genesis Trust                                16,419,165
Polaris Industries Inc. Common Stock*                          1,108,223
Fidelity Puritan Fund*                                        11,416,880
Fidelity Growth Company Fund*                                    715,198
Fidelity Blue Chip Growth Fund*                                  667,227
Fidelity Aggressive Growth Fund*                               1,143,738
Fidelity Diversified International Fund*                       4,253,588
Fidelity Dividend Growth Fund*                                21,941,246
Fidelity Freedom Income Fund*                                    231,317
Fidelity Freedom 2000 Fund*                                       34,899
Fidelity Freedom 2010 Fund*                                      145,992
Fidelity Freedom 2020 Fund*                                      552,324
Fidelity Freedom 2030 Fund*                                      242,658
Fidelity Managed Income Portfolio*                            18,525,629
Spartan U.S. Equity Fund                                      25,334,089
Fidelity Freedom 2040 Fund*                                      248,835
                                                            ------------
Total investment funds                                       104,526,042

Participant loans, with interest rates ranging from
   6.75% to 11.50%                                             4,355,467
                                                            ------------
Total investments                                           $108,881,509
                                                            ============

*Denotes party in interest.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    June 13, 2002                   POLARIS 401(k) RETIREMENT SAVINGS PLAN
              --

                                         By the Members of the 401(k) Retirement
                                         Committee as Plan Administrator

                                         /s/ Thomas C. Tiller
                                         ----------------------------------
                                         Thomas C. Tiller

                                         /s/ Michael W. Malone
                                         ----------------------------------
                                         Michael W. Malone

                                         /s/ John B. Corness
                                         ----------------------------------
                                         John B. Corness

                                         /s/ Thomas J. Rooney
                                         ----------------------------------
                                         Thomas J. Rooney

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                                  EXHIBIT INDEX


Number            Document                                     Method of Filing
------            --------                                     ----------------

23                Consent of Ernst & Young LLP                 Filed herewith
                                                               electronically





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